

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2012

Via E-mail
Mr. John Fanelli III
Senior Vice President and Chief Financial Officer
Hill International, Inc.
303 Lippincott Centre
Marlton, NJ 08053

> **RE: Hill International, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 1-33961**

Dear Mr. Fanelli:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. You state on page 16 and 25 that you have had and expect to have significant projects in several countries, including Syria, and that you have an office in Damascus, Syria. Also, you state on page 4 and elsewhere that you operate in the Middle East, Africa, and Latin America, regions generally understood to include Iran, Sudan, and Cuba, respectively. Syria, Iran, Sudan, and Cuba are countries designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Iran, Sudan, and Cuba, whether through subsidiaries or other direct or indirect arrangements. Include information regarding any equipment, technology, services, or fees you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of the contacts with Syria, Iran, Sudan, and Cuba you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Iran, Sudan, or Cuba.

3.   Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies, page 31

Goodwill and Other Intangible Assets, page 32

4.   Based on your disclosures, it appears that you are using discounted cash flows to determine the fair value of your reporting units. We note, however, that you also utilized a control premium in 2011 to determine the fair value of your reporting units. We have the following comments in this regard:

- Please quantify the control premium you applied;
- In light of your use of discounted cash flows to determine the fair value of your reporting units, please tell us your basis for utilizing a control premium; and
- Tell us whether the fair value of your reporting units would have been in excess or substantially in excess of their respective carrying values had you not utilized the control premium.

Income Taxes, page 32

5.　　You indicate that you evaluated the deferred tax assets and determined on the basis of objective factors that the net assets will be realized through future years' taxable income. However, we note that you have generated losses from United States jurisdictions over the past three years. In future filings, please revise your disclosure to provide a more detailed explanation as to how you determined it is more likely than not that you will realize total deferred tax assets. Please ensure your disclosure address each of the following points, as appropriate:

- Disclose the amount of pre-tax income that needs to be generated to realize the deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.
- If you are relying on the reversal of your deferred tax liabilities, please disclose as such and confirm that the deferred tax liabilities will reverse in the same period, are for the same jurisdiction, and are of the same character as the temporary differences giving rise to the deferred tax assets.
- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Refer to paragraphs ASC 740-10-30-16 through 25 and Section 501.14 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 41

6.　　Accounts receivable represents approximately 85% of your total current assets as of December 31, 2011. In addition, you disclose on page 54 that continuation or worsening of general market conditions in the United States or other national economies important to your businesses may negatively impact days sales outstanding. As such, please consider including an analysis of days sales outstanding for your accounts receivables for each period presented along with an explanation of any material variances. Refer to instruction 5 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

7.　　We note that your discussion on page 44 and elsewhere throughout the filing that you have suspended your operations in and demobilized substantially all of your personnel from Libya. At December 31, 2011, accounts receivable relating to the work performed under contracts in Libya was $59.4 million. Please provide us with additional information regarding the nature of the contracts in Libya and where you stand with regard to completing your obligations under the contracts. Please also tell us what steps you have taken to determine collectability of the accounts receivable relating to the work performed under contracts in Libya. In addition, disclose the amounts of revenues, gross profit and cash flows that were recognized for contracts in Libya in 2010 and 2011, and clarify whether or not these revenues and profits will continue given the political unrest commencing in February 2011 in Libya and discuss the impact of these suspended operations on your liquidity.

Operating Activities, page 45

8.   Please revise to provide a more robust discussion of changes in operating cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line items which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations.

Item 8 – Financial Statements and Supplementary Data, page 49

Note 3 – Acquisitions, page 63

9.   You disclose that you have identified a contingency as it relates to an accrual of certain expenses by Engineering S.A. and the amount has not been quantified as of December 31, 2011. Please enhance your disclosure to further discuss what this contingency relates to, and disclose the amount that has been accrued by Engineering S.A. In addition, please disclose one of the following:

- The amount or range of reasonably possible losses.

- Any such amount above the amount accrued is not material to the financial statements.

- The amount cannot be estimated, along with disclosure describing why not.

To the extent you are not able to estimate the amount or range of reasonably possible losses, please also supplementally provide us with a specific and comprehensive discussion of your efforts to make an estimate as of December 31, 2011 and June 30, 2012, along with a description of the procedures you have in place to attempt make an estimate in future periods. Refer to ASC 450-20-50.

Note 19 – Business Segment Information, page 82

10.   You disclose that 28.9%, 22.5% and 27.2% percent of your revenues for the year ended December 31, 2011 were attributable to U.S./Canada, Europe and the Middle East, respectively. To the extent that any individual foreign country's revenues exceeded 10% of total revenues, please separately disclose the amount of those revenues. Refer to FASB ASC 280-10-50-41. Otherwise, please confirm that revenues attributable to any individual foreign country did not exceed 10% of total revenues.

Form 10-Q for the Quarter Ended June 30, 2012

General

11.   Please address the above comments in your interim filings as well, as applicable.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 30

12.   Your first statement under your Liquidity and Capital Resources section indicates that you have historically funded your business activities with cash flow from operations and borrowings under your credit facilities. Please address the adequacy of this opening statement in light of the fact that (i) you used cash flows in operations during the years ended December 31, 2011, 2010 and 2008, as well as the six months ended June 30, 2012, (ii) you are currently in default on your credit agreement with an $82 million balance and (iii) you are currently incurring a default interest penalty of 2%. Please address the need to enhance the introductory statement within your Liquidity and Capital Resources section to highlight these significant changes and the impact of these changes on your liquidity and capital resources.

13.   You disclose on page 45 of the December 31, 2011 Form 10-K that you received three letters expressing written intention to exercise the put option and as a result, you would be required to pay by the end of April 2012 approximately $2.3 million for an additional interest of 6.13% of Gerens Hill; however, you disclose on page 32 of the June 30, 2012 Form 10-Q that you expect to make the payment in the third quarter of 2012. In light of your disclosure that the payment was required by the end of April 2012, please disclose why the payment was not made, whether you are delinquent in making the payment, and whether the payment will impact your liquidity.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash, for

Rufus Decker
Accounting Branch Chief